SEC
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FEB 26 2016
Washington DC
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SECUR

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/15 and ending 12/31/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
One Amherst Partners, L.L.C.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
255 East Brown Street, Suite 120
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles E. Chandler III (248) 642-5660
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale Avenue, #200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2016
REGISTRATIONS BRANCH
11

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Charles E. Chandler III**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of One Amherst Partners, L.L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

DENISE M. JULIUS
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Jan 7, 2022
ACTING IN COUNTY OF Oakland

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

We have audited the accompanying statement of financial condition of One Amherst Partners, L.L.C. (a Michigan Limited Liability Company) (the Company) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. One Amherst Partners, L.L.C.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of One Amherst Partners, L.L.C. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
February 8, 2016

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

One Amherst Partners, LLC

Statement of Financial Condition

December 31,		2015
Assets		
Current Assets		
Cash	$	100,741
Total Assets	$	100,741
Liabilities and Member's Equity		
Member's Equity	$	100,741
Total Liabilities and Member's Equity	$	100,741

See report of independent registered public accounting firm and accompanying notes to financial statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Operations

One Amherst Partners, LLC ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member of FINRA and SIPC. OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States. The Company earns income primarily related to merger and acquistion transactions and, to a lesser extent, for making Capital Private Placements.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand. The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Major Customers

Total revenue for the year ended December 31, 2015 was from one customer.

Revenue Recognition

The Company recognizes revenue upon project completion.

Income Taxes

The Company is recognized as a partnership under the Internal Revenue Code. ACP includes the Company in its tax return. Accordingly, no federal income tax is recognized by the Company. The income tax returns are subject to examination by taxing authorties, generally for three years after the date thev were filed.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At December 31, 2015, the Company had net capital of $100,741 which was $95,741 in excess of its required net capital of $5,000.

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2015.

3. Related Party Transactions

All of the Company's expenses are allocations from ACP. Related party expenses totaled $57,997 for the year ended December 31, 2015.

The Company paid distributions to ACP totaling $1,160,000 for the year ended December 31, 2015.

The Company received contributions from ACP totaling $57,997 for the year ended December 31, 2015.

4. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.